
SHIN
SATELLITE



06010677

January 24, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 001/2006 and SSA-CP 007/2006**

  Subject: 1. Notification of the connected transaction.
  2. Notification of the resolutions of the Board of Directors' Meeting No. 1/2006.

  Date: January 24, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 24, 2006

Ref.No. SSA-CP 001/2006

January 24, 2006

Subject: Notification of the connected transaction

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited and its subsidiaries (the Company) would like to inform you that the Company will enter in to a rental and service agreement with I.T. Applications Services Company Limited (ITAS), which is 99.99% owned by Shin Corporation Public Company Limited. The details are as follows:

Date of Transaction: Within January 2006

Parties involved:
Employer: Shin Satellite Public Company Limited and its subsidiaries
Contractor: I.T. Applications Services Company Limited (ITAS)

Relationship: The Company is 41.34% owned by Shin Corporation Public Company Limited (SHIN) and ITAS is 99.99% owned by SHIN.

General Characteristics of the Transaction:
ITAS will provide service regarding a computer system to the Company and its subsidiaries. The details are as follows:
1. Maintenance services for hardware and software.
2. Helpdesk service for SAP user.
3. Supervise for auto budget system.

Term of Contract: 1 year, starting from January 1, 2006 to December 31, 2006.

Value of the Transaction: Approximately 5.08 million baht

Connected Transaction and its Condition:
Entering into a rental and service agreement of the Company and its subsidiaries is considered to be a connected transaction of listed companies, as prescribed in the Notification of the Stock Exchange of Thailand (SET) regulations regarding rules, procedures and disclosure of connected transactions of listed companies. The size of the transaction is over 0.03% but less than 3.00% of net tangible assets, thus requiring the Company to report the transaction to SET.

Summary Translation Letter
To the Stock Exchange of Thailand
January 24, 2006

Ref.No.SSA-CP 007/2006

24th January 2006

Subject: Notification of the resolutions of the Board of Directors' Meeting No.1/2006

To: The President
Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited (the "Company") at its meeting no.1/2006 held on 24th January 2006 at 14.00 o'clock, at the Thaicom 3 Meeting Room, Thaicom Satellite Station, 41/103 Rattanathibet Road, Nonthaburi 11000, passed the following resolutions:

1. approving the Minutes of the Board of Directors' Meeting No.8/2005 held on 11th November 2005;
2. acknowledging the sale by the major shareholders of shares in Shin Corporation Public Company Limited ("SHIN") which is the major shareholder of the Company, the details of which SHIN had disclosed to the Stock Exchange of Thailand ("SET") on 23rd January 2006;
3. acknowledging the waiver granted by the Takeover Panel of the SET to Cedar Holding Co., Ltd ("Cedar") and Aspen Holding Co., Ltd. ("Aspen") from making chain principle tender offer for all securities in the Company as Cedar and Aspen did not intend to acquire the securities in the Company and the Company did not constitute substantial assets of SHIN;
4. appointing Miss Peangpanor Boonklum as director and member of the Audit Committee of the Company replacing Mrs.Nilaya Malakul Na Ayudhya whose resignation from such positions was effective on 15th November 2005 and the Board of Directors had acknowledged Mrs.Nilaya Malakul Na Ayudhya's resignation at its meeting no.8/2005 on 11th November 2005, the details of which appeared in Form F 24-3.
5. approving the increase in the registered capital of iPSTAR New Zealand Company Limited in the amount of NZ$2,000,000 or approximately US$1,400,000 or approximately Baht 56,000,000.

F24-3

Translation

Audit Committee Report on Members and Scope of Duties

The Board of Directors of Shin Satellite Public Company Limited passed resolutions concerning the appointment of the Company's Audit Committee as follows :

Miss Peangpanor Boonklum

Therefore, at 24 January 2006

1. Name of member of the Audit Committee are as follows:

Chairman of the Audit Committee
Prof.Hiran Radeesri — Remaining terms of holding office 2 months

Member of the Audit Committee
Mrs.Charintorn Vongspootorn — 2 years and 2 months

Member of the Audit Committee
Miss Peangpanor Boonklum 2 months

Audit Committee Secretary
Mr.Sivaraks Phinicharomna

2. The Audit Committee of the Company has power, duties responsibilities as follows:

2.1 To carry out the review of the Company's financial statements with management and the external auditors to ensure that they fairly present the financial position of the Company and that they are prepared in accordance with generally accepted accounting principles

2.2 To give recommendation to the Board about the changes to the Company's accounting policies and financial mandates

2.3 To ensure that the company has suitable and efficient internal control system and internal audit

2.4 To carry out the review to ensure compliance with Securities and Exchange Acts, regulations of the Stock Exchange of Thailand and any other relevant laws

2.5 a) To consider, select and propose the appointment and audit fees of the company's external auditor to the Board, as well as approve its audit plan and meet privately with external auditor at least once a year
b) To review policies for the approval of non-audit services and make recommendations

2.6 To carry out the review of risk management system of the Company

2.7 To review and provide opinion on material connected transactions for compliance and conflict-of-interests, as well as the accurate and complete disclosure

2.8 To review and give opinion on the performance of Internal Audit Office and coordinate works with the Company's external auditors

2.9 To ensure all necessary assistance and cooperation required by the external and internal auditors are provided by management

2.10 To prepare an annual Audit Committee activities report which must be signed by the Chairman of the Audit Committee and disclose in the Company's annual report

2.11 To consider and appraise annual performance of the Chief of Internal Audit Office

2.12 To consider and approve the Internal Audit Charter, annual internal audit plan, budget and manpower of the Internal Audit Office and the adequacy of the internal audit function

2.13 To report the Audit Committee activities to the Board of Directors at least 4 times a year

2.14 To review the scope of duties, responsibilities, and to conduct Audit Committee performance self-assessment on the yearly basis

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.


SHIN
SATELLITE

February 2, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 009/2006**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in January 2006.

  Date: February 2, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
February 2, 2006

SSA-CP 009/2006

February 2, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in January 2006.

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	Grant I	Grant II	Grant III
The number of warrants (units)	8,000,000	4,400,100	5,894,200
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004
Exercise Price (Baht/Share)	13.081	6.279	13.913
Exercise Ratio (warrant : ordinary share)	1 : 2.04490		1 : 102245
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III) in January 2006, as follows;

Outstanding of ESOP	Grant I	Grant II	Grant III
No. of exercised warrants in this month (units)	-	-	-
No. of remaining unexercised warrants (units)	5,928,300	2,633,000	5,894,200
No. of shares derived from this exercise (shares)	-	-	-
No. of remaining shares reserved for warrants (shares)	11,786,103	5,256,280	5,894,200